UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219 México, D.F.

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM

1.	Press Release dated April 5, 2016 titled “Grupo Financiero Santander México hires Jorge Arturo Arce as Deputy General Director of Global Corporate Banking”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Gerardo Manuel Freire Alvarado
	Name:	Gerardo Manuel Freire Alvarado
	Title:	Executive Director of Investor Relations

Date: April 5, 2016

Item 1

GRUPO FINANCIERO SANTANDER MÉXICO HIRES JORGE ARTURO ARCE AS DEPUTY
GENERAL DIRECTOR OF GLOBAL CORPORATE BANKING

Mexico City, Mexico, April 05, 2016 – Grupo Financiero Santander México, S.A.B. de C.V. (BMV: SANMEX; NYSE: BSMX) (“Santander México”), one of the leading financial groups in Mexico, announced that Jorge Arturo Arce Gama has been hired as Deputy General Director of Global Corporate Banking.

Executive President and CEO of Santander México, Héctor Grisi Checa, said "Santander México is bolstering its leadership in corporate banking, and securing an executive of Jorge’s caliber underscores our commitment to this goal. We are attracting the best talent and forming the most powerful unit in this segment of banking in Mexico, a clear differentiator from our competitors.”

Jorge Arturo Arce Gama is an industry veteran, with more than 25 years of experience in investment and corporate banking. He most recently served as CEO and Chairman of the Board of Deutsche Bank México. He has worked at institutions including Citibank México and Deutsche Bank in New York with responsibility for Latin America. He has also been Vice President of the Mexican Banking Association (ABM for its initials in Spanish) and a member of the Business Coordinating Council.

About Grupo Financiero Santander México

Grupo Financiero Santander México, S.A.B. de C.V. (Santander México), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of December 31, 2015, Santander México had total assets of Ps.1,185 billion under Mexican Banking GAAP and more than 12 million customers. Headquartered in Mexico City, the Company operates 1,079 branches and 278 offices nationwide and has a total of 17,205 employees.

Investor Relations Contacts

Hector Chavez Lopez – Managing Director - IRO

Phone: +52-55-52691925

Email: hchavez@santander.com.mx

Gerardo Freire Alvarado – Executive Director of Investor Relations

Phone: +52-55-52691827 y +52-55-52691828

Email: gfreire@santander.com.mx

investor@santander.com.mx